Exhibit 99.1

King Reports Second Quarter 2014 Results, Announces

$150 Million Special Dividend

•	Generates $154 million of cash and $248 million of adjusted EBITDA; Reports fourth consecutive quarter with adjusted EBITDA margin of more than 40%

•	Reduces outlook for full-year 2014; Continues to expect full-year growth in gross bookings

•	For second consecutive quarter three King games were top 10 grossing games on all major platforms – Apple App Store and Google Play Store (US) and Facebook (worldwide)

•	Expands franchises with launch of Bubble Witch 2 Saga, King’s first franchise sequel, in June, and initial rollout of a localized version of Candy Crush Saga in China, in partnership with Tencent, in August

•	Announces plans to expand beyond casual games; Acquires Singaporean game developer, Nonstop Games

•	Announces $150 million special dividend; the Company’s executive officers, directors, founders and affiliated funds, including Bellaria Holding S.a.r.l of whom Apax WW Nominees Ltd is the sole shareholder, together representing 80% of outstanding shares agree to a new lockup with the Company through the date following the Company’s announcement of fourth quarter and full year 2014 earnings

London and New York, August 12, 2014 – King Digital Entertainment plc (“King” or the “Company”) (NYSE: KING), a leading interactive entertainment company for the mobile world, today reported financial results for the second quarter ended June 30, 2014.

“We have continued to advance several key strategic objectives to position King for long-term success, including extending our franchises with the launch of our first franchise sequel, Bubble Witch 2 Saga; expanding opportunities to leverage our massive player base with the acquisition of Nonstop Games, our new Singapore studio dedicated to new genre titles; and broadening our geographic reach with the initial rollout of a localized version of Candy Crush Saga in China in partnership with Tencent” said King CEO Riccardo Zacconi. “While our second quarter gross bookings came in below our expectations leading us to reduce our outlook for full-year 2014 growth rates, from a profitability perspective, the business continued to perform well, delivering adjusted EBITDA margins of 42% and generating healthy cash flows of $154 million to boost cash and cash equivalents to more than $800 million. Based on the cash generative strength of our business, we are pleased to announce a special dividend of $150 million to enhance returns for our shareholders.”

Financial Summary and Key Performance Metrics (in millions, except per share and per user data)

	Three months ended
	June 30,	June 30,
	2014	2013
Non-GAAP Results
Gross bookings	$611.1	$480.9
Adjusted revenue	$593.5	$461.2
Adjusted EBITDA	$248.2	$184.2
Adjusted EBITDA margin	42%	40%
Capital expenditures	$7.5	$4.2
Adjusted profit	$188.3	$148.1
Adjusted EPS	$0.59	$0.45
GAAP Results
Revenue	$593.6	$455.5
Profit	$165.4	$125.9
Diluted EPS	$0.52	$0.39
Net cash generated from operating activities	$161.7	$113.7
Cash and cash equivalents at end of period	$832.2	$161.0
Key Performance Metrics
Daily active users (DAUs)	138	76
Monthly active users (MAUs)	485	265
Monthly unique users (MUUs)	345	194
Monthly unique payers (MUPs)	10.423	10.339
Monthly gross average bookings per paying user (MGABPPU)	$19.54	$15.51

Recent Business Highlights

•	Reports fourth consecutive quarter with adjusted EBITDA margin of more than 40%

•	For the second consecutive quarter, three King games were top 10 grossing games on the Apple App Store and Google Play Store in the United States, our largest market, and worldwide on Facebook for second quarter 2014

•	In June 2014 launched Bubble Witch 2 Saga, King’s first franchise sequel and first simultaneous launch on web and mobile, driving growth in total Bubble Witch Saga franchise gross bookings, DAUs and average daily game plays in second quarter 2014 as compared to first quarter 2014

•	Further diversified gross bookings with games other than Candy Crush Saga increasing to approximately $250 million or 41% of total second quarter 2014 gross bookings, up from 33% in first quarter 2014

•	Introduced eight new games on royalgames.com since March 31, 2014, bringing total game IPs to more than 190 games

•	Completed the initial rollout of a localized version of Candy Crush Saga for the Chinese market, integrated with Tencent’s mobile communications and social network platforms in Mobile QQ and Weixin

•	Launched our first card game for mobile, Pyramid Solitaire Saga, in July 2014, bringing total mobile games to seven available games on the Apple App Store and Google Play Store, up from four mobile games at year-end 2013

Second Quarter 2014 Results Summary

Gross Bookings and Revenue

•	Gross bookings were $611 million for second quarter 2014, an increase of $130 million or 27% compared to second quarter 2013, and a decrease of $30 million or 5% compared to first quarter 2014. In second quarter 2014, 75% of gross bookings were derived from our mobile audience.

•	Revenue was $594 million for second quarter 2014, an increase of $138 million or 30% compared to second quarter 2013, and a decrease of $13 million or 2% compared to first quarter 2014.

•	The decreases in both gross bookings and revenue from first quarter 2014 to second quarter 2014 were primarily due to lower gross bookings from Candy Crush Saga, which were only partially offset by increased gross bookings and revenue from Farm Heroes Saga and Bubble Witch 2 Saga following its launch on web and mobile in June 2014.

Adjusted EBITDA

•	Adjusted EBITDA was $248 million for second quarter 2014, an increase of $64 million or 35% compared to second quarter 2013.

•	Second quarter 2014 adjusted EBITDA was flat compared to first quarter 2014 as the sequential decrease in revenue was offset by lower operating expenditures over the same period, including a planned decrease in marketing spend and lower platform fees.

Profit

•	Profit was $165 million for second quarter 2014, an increase of $39 million or 31% compared to second quarter 2013.

•	Second quarter 2014 profit increased $38 million or 30% compared to first quarter 2014 primarily due to lower share-based and other equity-related compensation expense, partially offset by higher income tax expense.

Network Reach

•	Monthly Active Users (MAUs) were 485 million in second quarter 2014, up 220 million or 83% from second quarter 2013, and up 4 million or 1% from first quarter 2014.

•	Daily Active Users (DAUs) were 138 million in second quarter 2014, up 62 million or 82% from second quarter 2013, and down 5 million or 3% from first quarter 2014.

•	Monthly Unique Users (MUUs) were 345 million in second quarter 2014, up 151 million or 78% from second quarter 2013, and down 7 million or 2% from first quarter 2014.

•	On a sequential basis, network reach metrics remained relatively stable. MAUs increased sequentially as on average, players are playing more of our games in a given month as we have expanded our game portfolio and continued to market our games. The sequential decreases in DAUs and MUUs were primarily due to a decline in activity from our Facebook players, which reflects a decline in the overall number of Facebook desktop users.

Monetization

•	Monthly Gross Average Bookings per Paying User (MGABPPU) increased to $19.54 in second quarter 2014, up $4.03 or 26% from second quarter 2013, and up $1.52 or 8% from first quarter 2014. We believe the increase in MGABPU reflects our retention of our more engaged customers as we have seen that payers who play in more than one game tend to spend more. Additionally, we believe our launch of additional games that offer virtual currency, which creates the opportunity to transact at higher amounts, had a positive impact on our MGABPPU during the period.

•	Monthly Unique Payers (MUPs) in second quarter 2014 were 10.4 million, up 1% compared to 10.3 million in second quarter 2013, and down 12% compared to first quarter 2014. We believe the sequential decrease was primarily a result of reduced payment activity among the occasional payers on the network, in addition to an increased share of our transactions coming from games offering virtual currency.

Nonstop Games Acquisition

On August 6, 2014, the Company acquired 100% of the equity of Nonstop Games, a games developer based in Singapore. Total consideration for the acquisition consists of a $6 million upfront cash payment and up to $84 million of contingent consideration based upon criteria linked to revenues from games developed. $16 million of the contingent consideration can be secured through the continued employment of certain Nonstop Games employees regardless of meeting the contingent consideration revenue criteria. The contingent consideration and the related employment-linked payments will be paid in cash annually over a four year period subsequent to the acquisition date.

An additional upfront payment was made to certain Nonstop Games employee shareholders of $10 million which relates to their continued employment over a one year period subsequent to the acquisition date.

Through this acquisition, the Company will be adding new games outside of its traditional casual genre. The Nonstop Games studio will remain in Singapore and continue to work on games which are expected to launch in 2015.

Special Dividend

The Company’s Board of Directors approved a special dividend to shareholders in the aggregate amount of $150 million to be payable to shareholders of record on September 30, 2014. This represents a dividend of approximately $0.469 per ordinary share (based on shares outstanding as of August 12, 2014). In addition, the Company’s executive officers, directors, founders, and affiliated funds, including Bellaria Holding S.a.r.l of whom Apax WW Nominees Ltd is the sole shareholder, together representing 80% of outstanding shares, have agreed to a new lock up with the Company through the date following the Company’s announcement of fourth quarter and full year 2014 earnings.

Outlook

The following forward-looking statements reflect King’s expectations as of August 12, 2014:

Based on recent results and our insights into the second half of the year, the Company expects gross bookings to decline sequentially in third quarter 2014, followed by sequential gross bookings growth in fourth quarter 2014. For full year 2014, the company expects growth in gross bookings as compared to full year 2013.

Quarter Ending September 30, 2014:

•	Gross bookings of $500 million to $525 million

Fiscal Year Ending December 31, 2014:

•	Gross bookings of $2.25 billion to $2.35 billion

Conference Call Information

King will host a conference call today, August 12, 2014, at 4:15 p.m. Eastern Time to discuss King’s results as well as other forward-looking information about King’s business. Listeners may access the live conference call via a dial-in number or audio webcast.

Conference call details are:

US callers: +1 877-201-0168, Conference ID: 67441656

International callers: +1 647-788-4901, Conference ID: 67441656

The conference call will be simultaneously webcast at http://investor.king.com, where listeners can also access King’s earnings press release and slide presentation.

Following the call, a replay of the webcast will be available at the same website. A telephonic replay will also be available for one week following the conference call at +1 855-859-2056 (US callers), or +1 404-537-3406 (International callers), conference ID: 67441656.

About King

King Digital Entertainment plc (NYSE: KING) is a leading interactive entertainment company for the mobile world. It has a network of 345 million monthly unique users as of second quarter 2014, and offers more than 190 exclusive games in over 200 countries through its king.com and royalgames.com websites, Facebook, and mobile distribution platforms such as the Apple App Store, Google Play Store and Amazon Appstore. King has game studios in Stockholm, Bucharest, Malmö, London, Barcelona, Berlin and Singapore along with offices in San Francisco, Malta, Seoul, Tokyo and Shanghai.

Forward Looking Statements

All statements other than statements of historical fact contained in this release, including statements regarding future new game launches and future results of the operations of King Digital Entertainment plc are forward-looking statements. King has based these forward-looking statements on its estimates and assumptions as of the date of this release. These forward-looking statements are subject to a number of risks, uncertainties and assumptions that could cause actual results to differ materially. Factors that might cause or contribute to such differences include, but are not limited to: the fact that a relatively small number of games continue to account for a substantial majority of our revenue and gross bookings, and declines in popularity of these games could harm our financial results; our ability to develop new games and enhance existing games in a timely manner; revenues and gross bookings from new games may not be sufficient to offset declines in revenues and gross bookings in more mature games; market acceptance of new games and enhancements to existing games; intense competition in our industry; our reliance on the casual game format; our relatively short operating history in the mobile market; our dependence on the continued popularity of mobile games and devices; we may experience fluctuations in our quarterly operating results and other key metrics; we rely on various third-party platforms which may not retain their popularity; the need to attract and retain additional personnel; general economic conditions and their impact on consumer spending; the continued effectiveness of our marketing programs; acquisition-related risks, including unknown liabilities and integration risks; as well as those risks detailed from time to time under the caption “Risk Factors” and elsewhere in King’s Securities and Exchange Commission filings and reports, including in the Form 6-K filed by the Company on May 8, 2014 and future filings and reports by the Company, including the Form 6-K the Company expects to file on August 13, 2014. In addition, King operates in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for King management to predict all risks, nor can King assess the impact of all factors on its business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements that King may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release are inherently uncertain and may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. Accordingly, you should not rely upon forward-looking statements as predictions of future events. King does not undertake any obligation to update publicly or revise any forward-looking statements for any reason after the date of this release, nor to conform these statements to actual results, future events, or to changes in King’s expectations.

Non-GAAP Financial Measures

King uses International Financial Reporting Standards (“IFRS”). In addition to IFRS financials, this release includes certain financial measures not based on IFRS, including gross bookings, adjusted revenue, adjusted EBITDA, adjusted EBITDA margin, capital expenditures, adjusted profit and adjusted EPS. These non-GAAP measures are in addition to, not a substitute for or superior to, measures of financial performance prepared in accordance with IFRS. The non-GAAP financial measures used by King may differ from the non-GAAP financial measures used by other companies, and is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with IFRS. Some limitations of the non-GAAP financial measures we use are listed below:

Gross Bookings: Gross bookings is a non-GAAP financial measure that is not calculated in accordance with IFRS. Gross bookings is equal to the total amount paid by our users for virtual items and for access to skill tournaments.

The Company uses gross bookings to evaluate the results of our operations, generate future operating plans and assess our performance. While King believes that this non-GAAP financial measure provides a meaningful measurement of our business performance during a particular period because it measures the total cash spend by our players in the period, this information should be considered as supplemental in nature and is not meant as a substitute for revenue recognized in accordance with IFRS. In addition, other companies, including companies within our industry, may calculate gross bookings differently or not at all, which reduces its usefulness as a comparative measure.

Adjusted Revenue: Adjusted revenue is a non-GAAP financial measure that is not calculated in accordance with IFRS. King defines adjusted revenue as revenue adjusted for changes in deferred revenue. King believes that adjusted revenue is a useful metric for calculating adjusted EBITDA margin and understanding our operating results and ongoing profitability.

Adjusted EBITDA and Adjusted EBITDA Margin: Adjusted EBITDA and adjusted EBITDA margin are non-GAAP financial measures that are not calculated in accordance with IFRS. King defines adjusted EBITDA as profit (loss), adjusted for income tax expense, other (income) expense, net finance (income) costs, depreciation, amortization, share-based and other equity-related compensation (including social security tax charges associated therewith) and changes in deferred revenue. Going forward, adjusted EBITDA will not include contingent consideration fair value adjustments. King defines adjusted EBITDA margin as adjusted EBITDA as a percentage of adjusted revenue. King believes that adjusted EBITDA and adjusted EBITDA margin are useful metrics for investors to understand and evaluate our operating results and ongoing profitability because it permits investors to evaluate our recurring profitability from our ongoing operating activities. King also uses these measures internally to establish forecasts, budgets and operational goals and to manage and monitor our business, as well as evaluating our ongoing and historical performance. Adjusted EBITDA and adjusted EBITDA margin have certain limitations as analytical tools, and you should not consider them in isolation or as a substitute for analysis of our results of operations as reported under IFRS. Other companies, including companies in our industry, may calculate adjusted EBITDA differently or not at all, limiting its usefulness as a direct comparative measure.

Capital Expenditures: Capital expenditures is a non-GAAP financial measure that is not calculated in accordance with IFRS. King defines capital expenditures as the amount paid in the period for the purchase of property, plant and equipment, and intangible assets. King monitors capital expenditures as a measure of the amount we have invested in maintaining or growing the scope of our business. Other companies, including companies in our industry, may calculate capital expenditures differently or not at all, limiting its usefulness as a direct comparative measure.

Adjusted Profit: Adjusted profit is a non-GAAP financial measure that is not calculated in accordance with IFRS. King defines adjusted profit as profit (loss), adjusted for share-based and other equity-related compensation (including social security tax charges associated therewith), changes in deferred revenue and amortization of acquired intangible assets. Other companies, including companies in our industry, may calculate adjusted profit differently or not at all, limiting its usefulness as a direct comparative measure.

Adjusted EPS: Adjusted EPS is a non-GAAP financial measure that is not calculated in accordance with IFRS. King defines adjusted EPS as adjusted profit divided by the diluted weighted average number of ordinary shares in issue during the period.

Reconciliations of these non-GAAP measures to the most directly comparable IFRS measure are included in the accompanying tables.

Contacts

Investors:

Alice Ryder, VP of Investor Relations

ir@king.com

Media:

Susannah Clark, Senior Director of Communications

press@king.com

Brunswick Group

kingteam@brunswickgroup.com

KING DIGITAL ENTERTAINMENT PLC

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share data)

(unaudited)

	Three Months Ended June 30,
	2014	2013
Revenue	$593,563	$455,472
Costs and expenses*
Cost of revenue	182,584	142,421
Research and development	40,366	28,761
Sales and marketing	117,801	112,843
General and administrative	37,009	16,285

Total costs and expenses	377,760	300,310
Net finance income (costs)	(264)	7

Profit before tax	215,539	155,169
Income tax expense	50,169	29,254

Profit	$165,370	$125,915

Earnings per share attributable to the equity holders of the Company during the period
Basic earnings per share	$0.53	$0.41
Diluted earnings per share	$0.52	$0.39
Weighted average number of shares used in computing earnings per share:
Basic	309,880	305,551
Diluted	318,272	325,729
* Includes share-based and other equity-related compensation expense and depreciation and amortization expense as follows:

Cost of revenue	$580	$1,647
Research and development	13,814	18,554
Sales and marketing	2,189	365
General and administrative	14,829	1,088

Total share-based and other equity-related compensation expense	$31,412	$21,654

Cost of revenue	$—	$—
Research and development	660	430
Sales and marketing	—	—
General and administrative	2,394	915

Total depreciation and amortization expense	$3,054	$1,345

KING DIGITAL ENTERTAINMENT PLC

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share data)

(unaudited)

	Six Months Ended June 30,
	2014	2013
Revenue	$1,200,272	$661,390
Costs and expenses*
Cost of revenue	378,580	206,435
Research and development	87,123	50,944
Sales and marketing	246,900	160,472
General and administrative	110,387	22,799

Total costs and expenses	822,990	440,650
Net finance income (costs)	(532)	10

Profit before tax	376,750	220,750
Income tax expense	84,181	42,184

Profit	$292,569	$178,566

Earnings per share attributable to the equity holders of the Company during the period
Basic earnings per share	$0.96	$0.59
Diluted earnings per share	$0.93	$0.55
Weighted average number of shares used in computing earnings per share:
Basic	304,308	304,582
Diluted	314,124	325,449
* Includes share-based and other equity-related compensation expense and depreciation and amortization expense as follows:

Cost of revenue	$4,646	$2,770
Research and development	39,566	31,825
Sales and marketing	7,774	818
General and administrative	57,442	1,539

Total share-based and other equity-related compensation expense	$109,428	$36,952

Cost of revenue	$—	$—
Research and development	1,294	830
Sales and marketing	—	—
General and administrative	4,525	1,549

Total depreciation and amortization expense	$5,819	$2,379

KING DIGITAL ENTERTAINMENT PLC

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(in thousands)

	June 30,	December 31,
	2014	2013
	(unaudited)	(audited)
Assets
Current assets
Cash and cash equivalents	$832,220	$408,695
Trade and other receivables	205,786	216,881
Income tax receivable	—	1,379

Total current assets	1,038,006	626,955
Non current assets
Intangible assets, net	11,943	9,239
Property, plant and equipment, net	21,821	14,258
Deferred tax assets	27,151	47,440
Income tax receivable	134,545	103,534
Other deposits	10,176	5,437

Total non current assets	205,636	179,908

Total assets	$1,243,642	$806,863

Liabilities and shareholders’ equity
Current liabilities
Trade and other payables	131,103	172,107
Deferred revenue	11,726	10,942
Income tax liabilities	97,126	118,728
Provision for other liabilities	12,251	15,513

Total current liabilities	252,206	317,290
Non current liabilities
Deferred tax liabilities	23	17
Income tax liabilities	157,074	120,903
Provision for other liabilities	1,304	1,266

Total non current liabilities	158,401	122,186

Total liabilities	$410,607	$439,476

Shareholders’ equity
Share capital	78	65
Other reserves	456,177	65,995
Retained earnings	376,780	301,327

Total shareholders’ equity	833,035	367,387

Total liabilities and shareholders’ equity	$1,243,642	$806,863

KING DIGITAL ENTERTAINMENT PLC

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

(unaudited)

	Six Months Ended June 30,
	2014	2013
Cash flows from operating activities
Profit before tax	$376,750	$220,750
Adjustments to reconcile profit before tax to cash flows from operating activities:
Amortization	1,712	937
Depreciation	4,107	1,442
Equity settled share-based payments	68,838	3,518
Loss on disposal of property, plant and equipment &	654	—
derecognition of intangible assets
Net finance costs (income)	532	(10)
Increase in deferred revenue	784	5,956
Decrease (increase) in trade and other receivables	6,192	(174,971)
(Decrease) increase in trade and other payables	(53,112)	84,154

Cash flows from operating activities	406,457	141,776
Interest received	114	10
Interest paid	(567)	—
Tax paid	(80,107)	(175)

Net cash generated from operating activities	325,897	141,611

Cash flows from investing activities
Purchases of intangible assets	(3,890)	(3,104)
Purchase of property, plant and equipment	(12,028)	(4,545)
Purchase of a business, net of cash acquired	(1,150)	—

Net cash used in investing activities	(17,068)	(7,649)

Cash flows from financing activities
Payment of dividends	(217,116)	—
Proceeds from sale of share capital on IPO	329,404	—
Proceeds from sale of share capital	3,034	—
Repurchase of shares	(1,240)	—

Net cash from financing activities	114,082	—

Net increase in cash and cash equivalents	422,911	133,962

Cash and cash equivalents at the beginning of the period	408,695	27,912
Exchange gains (losses) on cash and cash equivalents	614	(874)

Cash and cash equivalents at the end of the period	$832,220	$161,000

Reconciliations of Non-GAAP Results to Nearest GAAP Measures

(in thousands, except per share amounts)

(unaudited)

	Quarters Ended
	Jun. 30, 2014	Jun. 30, 2013
Reconciliation of Revenue to Gross Bookings:
Revenue	$593,563	$455,472
Sales tax	18,573	23,338
Other revenue	(2,428)	(4,825)
Movement in player wallet and other adjustments	1,464	1,208
Change in deferred revenue	(81)	5,726

Gross bookings	$611,091	$480,919

Reconciliation of Revenue to Adjusted Revenue:
Revenue	$593,563	$455,472
Change in deferred revenue	(81)	5,726

Adjusted revenue	$593,482	$461,198

Reconciliation of Profit to Adjusted EBITDA:
Profit	$165,370	$125,915
Add:
Income tax expense	50,169	29,254
Other (income) expense , net	(1,946)	267
Net finance (income) costs	264	(7)
Share-based and other equity-related compensation	31,412	21,654
Change in deferred revenue	(81)	5,726
Depreciation and amortization	3,054	1,345

Adjusted EBITDA	$248,242	$184,154

Adjusted EBITDA margin	42%	40%

Reconciliation of Profit to Adjusted Profit:
Profit	$165,370	$125,915
Add:
Share-based and other equity-related compensation	31,412	21,654
Change in deferred revenue	(81)	5,726
Amortization on intangible assets acquired	127	30
Tax effect of adjustments	(8,541)	(5,257)

Adjusted Profit	$188,287	$148,068

Reconciliation of Adjusted EPS:
Adjusted Profit	$188,287	$148,068
Diluted weighted average number of ordinary shares	318,272	325,729
Adjusted EPS	$0.59	$0.45

Reconciliations of Non-GAAP Results to Nearest GAAP Measures

(in thousands)

(unaudited)

Quarter Ended
Mar. 31, 2014
Reconciliation of Revenue to Gross Bookings:
Revenue	$606,709
Sales tax	34,714
Other revenue	(2,499)
Movement in player wallet and other adjustments	1,300
Change in deferred revenue	865

Gross bookings	$641,089

Reconciliation of Profit to Adjusted EBITDA:
Profit	$127,199
Add:
Income tax expense	34,012
Other (income) expense , net	5,466
Net finance (income) costs	268
Share-based and other equity-related compensation	78,016
Change in deferred revenue	865
Depreciation and amortization	2,765

Adjusted EBITDA	$248,591

Adjusted EBITDA margin	41%